Exhibit 99.1

MESOBLAST NAMED GLOBAL TECHNOLOGY LEADER IN CELL THERAPY INDUSTRY

New York, USA, December 7, 2017, and Melbourne, Australia; December 8, 2017: Mesoblast Limited (ASX:MSB; Nasdaq:MESO) has been named by Frost & Sullivan as the 2017 Global Technology Leader in the Cell Therapy Industry.

Frost & Sullivan Analyst and Industry Manager, Transformational Health, Sanjeev Kumar, said: "Mesoblast is an international industry leader due to its cutting edge mesenchymal lineage cell technology platform, deep intellectual property portfolio, late-phase clinical assets, and industrialized manufacturing capabilities."

Mesoblast is a biopharma company specializing in cell therapies. It has used its proprietary technology platform to establish one of the industry’s most clinically advanced and diverse portfolio of cell-based product candidates. It currently has three cell therapy product candidates in Phase 3 clinical trials, in acute Graft versus Host Disease, chronic heart failure, and chronic lower back pain caused by disc degeneration. The Company expects to report primary endpoint results from its Phase 3 trial in pediatric acute Graft versus Host Disease in Q1 2018.

Mesoblast Chief Executive Silviu Itescu welcomed the award, stating: “We are honored to be the first company named by Frost & Sullivan as the Global Technology Leader in the Cell Therapy Industry. This award recognizes the efforts of the whole Mesoblast team and our investors whose support has been instrumental in the development of our innovative cell therapy product candidates.”

Frost & Sullivan’s Best Practices Awards recognize companies that lead the development and successful introduction of high-tech solutions to customers’ most pressing needs, altering the industry or business landscape in the process. Its industry analyst team benchmarks market participants and measures their performance through independent, primary interviews, and secondary industry research to evaluate and identify best practices.

About Frost & Sullivan

Frost & Sullivan, the Growth Partnership Company, works in collaboration with clients to leverage visionary innovation that addresses the global challenges and related growth opportunities that will make or break today's market participants. For more than 50 years, we have been developing growth strategies for the global 1000, emerging businesses, the public sector and the investment community. www.frost.com

About Mesoblast

Mesoblast Limited (ASX:MSB; Nasdaq:MESO) is a global leader in developing innovative cell-based medicines. The Company has leveraged its proprietary technology platform, which is based on specialized cells known as mesenchymal lineage adult stem cells, to establish a broad portfolio of late-stage product candidates. Mesoblast’s allogeneic, ‘off-the-shelf’ cell product candidates target advanced stages of diseases with high, unmet medical needs including cardiovascular conditions, orthopedic disorders, immunologic and inflammatory disorders and oncologic/hematologic conditions.

Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward- looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Julie Meldrum

Corporate Communications

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com

Schond Greenway

Investor Relations

T: +1 212 880 2060

E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176